

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

Mr. Joseph Kennedy
Pandora Media, Inc.
2101 Webster Street, Suite 1650
Oakland, Calif. 94612

Re:     **Pandora Media, Inc.
Registration Statement on Form S-1
Amended on April 26, 2011
File No. 333-172215**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stock Option Grants and Common Stock Valuations, pages 61-63

1.  We note your response to comment four from our letter dated April 13, 2011. Please disclose the following and provide us with your proposed disclosure:

    *   The reason(s) why you did not pursue the offer from the unaffiliated third party in July 2010 as disclosed on page 61. Disclose how you determined that the subsequent

offer by related parties to purchase at the same price was the fair market value of your stock at that date and the reason(s) you accepted this offer. In light of the fact that the actual transaction was conducted with related parties rather than a third party whose offer you had rejected, there is insufficient evidence to accept $3.14 as the fair value of your stock at July 2010.

- The high-growth companies comparable to you in similar industries that were chosen to derive the discount rates. The comparable companies that were used to derive revenue multiples as the basis for terminal value. The comparable companies that were used to determine the then-current market valuations. Your estimate of the timing of the IPO.

- For the October 31, 2010 valuation report: the internal forecasts that were used for the option-pricing model and the adjustments to arrive at cash flows for the model; the discount rates that were used; the rationale for assuming expected valuation ranges of $500 million, $750 million, and $1 billion and the probabilities assigned to each valuation.

- The date(s) when you first met with potential underwriter(s) and the factors that you used to select underwriters since no estimates were provided to you during the selection process.

- Tell us your basis for using zero rather than negative forecasted results in determining your cash flows for the option-pricing method.

- The number of stock options subsequently granted (after the sale of stock at $3.14 per share) to each seller listed on page 102.

- The other companies that you considered in deciding that the IPO scenario valuation should be increased as of February 28, 2011 and not any earlier. We noted that the Nasdaq composite index went from 2284 on August 3, 2010 to 2782 on February 28, 2011 and although there were a few dips, there was a relatively steady progression which we would have anticipated seeing in the valuation of Pandora Media. The S&P 500 index experienced similar growth.

- We also note that since you filed your IPO, you have continued to use the same valuation whereas the number of comments has diminished and you probably feel quite assured at this time of being declared effective and proceeding with the sale of your stock. We note that you received comment letters dated March 10, 2011 and April 13, 2011 and have issued options on over 4 million shares of stock with no change in this last exercise price which you say is the fair value of the stock. Tell us in detail why you have not changed your estimate of the fair value of the stock.

2.  We note your response to comment six from our letter dated April 13, 2011. We anticipate receiving your discussion of each significant factor contributing to the difference between the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price in an amendment after the IPO price range has been determined.

Financial Statements

Notes to Financial Statements

1.  Description of Business and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Income (Loss) Per Share, page F-8

3.  We note your response to comment ten from our letter dated April 13, 2011. We anticipate your disclosure of the impact of dividends in the pro forma stockholders' equity or the pro forma net income (loss) per share in a future amendment after an estimated price range per share for the offering has been determined.

Part II
Recent Sales of Unregistered Securities

4.  We note your response to comment 11 from our letter dated April 13, 2011, and the revisions you have made in Part II at page II-3. Please revise to include the aggregate value of the consideration received for the 50,000 shares issued on July 21, 2010. Please refer to Item 701(c) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Joseph Kennedy
Pandora Media, Inc.
Page 4

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,


Larry Spirgel
Assistant Director


Cc:  Martin A. Wellington, Esq.
       *Via facsimile,* 650-752-3618